BERUSCHI & COMPANY

Barristers & Solicitors

Anthony J. Beruschi B.Sc., LL.B.
Bryce Cox B.A., LL.B.

Suite #501 - 905 West Pender Street
Vancouver, British Columbia, V6C 1L6
Tel: (604)669-3116 Fax: (604)669-5886
E-Mail: gwegner@beruschi.com

August 3, 2004

Securities & Exchange Commission
Division of Corporate Finance
Room 3026 - 450 Fifth Street N.W.
Washington, DC 20549

Attention: Office of International Corporate Finance

Dear Sirs:

Re: Boss Gold Corp. (formerly Cora Resources Ltd.) (the "Issuer")
Filing of documents under Section 12g3-2(b),
***Securities Act* of 1934**
File No. 82-4571

With respect to the Issuer's exemption pursuant to Section 12g3-2(b) of the *Securities Act* of 1934, we submit for recording the following documents that were filed, published or distributed to security holders since March 19, 2004:

A. Copy of the Issuer's Annual Report on Form 6 as of March 26, 2004.

B. Annual General Meeting

- copy of Notice of Meeting and Record Date
- copy of Notice of Annual General Meeting and Information Circular
- copy of Form of Proxy
- copy of Financial Statements Mailing List Return Card

dlg 8/10

C. Audited Financial Statements and accompanying Quarterly Report

- copy of audited financial statements for the year ended December 31, 2003 with relevant Quarterly Report on BC Form 51-901F.

D. Unaudited Financial Statements and accompanying MD&As

- copy of unaudited financial statements for the period ended March 31, 2004 with relevant MD&A.

E. Copies of Forms 52-109FT2 (Certification of Interim Filings) filed with the British Columbia and Alberta Securities Commissions.

F. Copies of news releases issued during the relevant period.

G. Copies of BC Forms 53-901F/ Forms 51-102F3 (Material Change Reports) filed with the British Columbia and Alberta Securities Commissions.

Please acknowledge receipt of these documents on the enclosed copy of this letter and return it in the enclosed self-addressed envelope.

Sincerely,

BERUSCHI & COMPANY

PER:

GWEN WEGNER
Paralegal

Enclosures

CHOOSE FROM THE FOLLOWING OPTIONS TO COMPLETE YOUR E-FILING

FILE ONLINE VIA THE INTERNET

Visit www.cr.bconline.com and complete your filing using a credit card to pay ***OR***
For BC OnLine customers, file using your BC OnLine account.

- Before March 29, 2004, the filing fee is $35.00 + $1.61 BC OnLine service fee. **Starting March 29, 2004,** the filing fee will be $43.39 + $1.61 BC OnLine service (total $45.00).

Services are available between 6 a.m. & 8 p.m. Monday to Saturday, including statutory holidays.

For questions about connecting to the system, contact the BC OnLine help desk at 250 953-8200 or 1 800 663-6102. Internet terminals are located at most government agent offices, libraries and at Internet cafes.

IF YOU PREFER TO FILE BY MAIL

You can **mail** your Annual Report filing to:

Dye & Durham
734 Broughton Street,
Victoria BC V8W 1E1

Enclose your **completed, signed form** and a **cheque payable** to Dye & Durham. Before March 29, 2004, the filing fee is $47.29. **Starting March 29, 2004,** the fee will be $55.68. Your cancelled cheque will be your receipt.

For more options, information and/or convenient locations call toll free 1 800 665-6211 or visit www.dyedurhambc.com

Important – Under the *BC Company Act*, if a company **fails to file** an Annual Report for two consecutive years, the Registrar may strike the company from the register and dissolve it.

G Changes to Registered or Records Office Addresses

If either of these addresses will be changed, you may still continue to file your annual report electronically. However, it is important to submit a Notice to Change Office as soon as possible. The registered office is the location for legally serving the company and the records office is where the company's records must be kept. Both offices require a physical address in British Columbia. A Notice to Change Office must be submitted to the address below. Please ensure you sign the form and include the fee of $20.00.

H Exception to Filing Electronically – Changes to Directors

If there has been a change of directors **prior to the anniversary date shown in Box F**, and that change has not been filed, you must submit a Notice of Directors (Form 8/9) for filing. The Notice of Directors and the company's annual report MUST be submitted together IN PAPER FORM along with the appropriate fees to the address below. Please ensure you also enter the change of director(s) on the annual report form, sign both forms and ensure appropriate fees are included. The fee to file the Annual Report before March 29, 2004, is $35.00 ($43.39 **starting March 29, 2004**) + $1.61 BC OnLine service fee. To file the Notice of Directors is $20.00. Cheque or money order is acceptable.

If you are required to submit on paper, please mail your form(s) to:

Corporate and Personal Property Registry
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3

If the Notice of Directors has already been submitted for filing but the changes are not reflected on the annual report, we suggest you contact the Corporate Registry at 250 356-8626 for instructions.

If you have any questions, or if you require a Notice of Directors or Notice to Change Office form, call the Registry (8:30 a.m. – 4:30 p.m.) at 250 356-8626 or dial direct from the lower mainland at 604 775-1047, or fax your request to 250 356-6422. These and other forms are also available for download from our Web site at **www.fin.gov.bc.ca/registries**

Freedom of Information and Protection of Privacy Act (FIPPA)
The personal information requested on this form is made available to the public under the authority of the *Company Act*. Questions about how the *FIPPA* applies to this personal information can be directed to the Administrative Analyst, Corporate and Personal Property Registries at 250 356-0944, PO Box 9431 Stn Prov Govt, Victoria BC V8W 9V3.

BRITISH COLUMBIA

Ministry of Finance
Corporate and Personal Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30 Monday to Friday
www.fin.gov.bc.ca/registries

ANNUAL REPORT

FORM 16
Sections 333 and 334
COMPANY ACT

A FULL NAME OF COMPANY

B REGISTERED OFFICE ADDRESS

RECEIVED
2004 AUG 10 P 12: 3
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SEE REVERSE FOR HOW TO FILE THIS ANNUAL REPORT

BOSS GOLD CORP.
501 - 905 WEST PENDER STREET
VANCOUVER BC V6C 1L6

C **ACCESS CODE – Required for Internet filing.**
26585810

D CERTIFICATE OF INCORPORATION NUMBER
230487

E DATE OF INCORPORATION, AMALGAMATION OR CONTINUATION
1981 MARCH 26

F DATE OF ANNUAL REPORT (ANNIVERSARY DATE)
2004 MARCH 26

This company is a reporting company under the *Company Act*

G Has there been a change of registered or records office address? If YES, a Notice to Change Office (Form 4) must be filed. See instructions on reverse.

H Has there been a change of directors? If YES, a Notice of Directors (Form 8/9) must be filed. See instructions on reverse.

I DIRECTORS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
ADDIE,	ROBERT KEVIN	1250 WEST 40TH AVE VANCOUVER BC	V6M1V4
BROOKS,	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1
HUGHES,	RON	7430 MARK CRESCENT BURNABY BC	V5A1Z3
RIDD,	IRVIN	24 OCEAN POINT DR WEST VANCOUVER BC	V7W3G7

J OFFICERS

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS CITY PROVINCE	POSTAL CODE
BROOKS, PRESIDENT, CEO, CFO	DOUGLAS B.	4403 RANGER AVE NORTH VANCOUVER BC	V7R3L1

Note: Please sign and date on last page

[redacted]

Corporate and Personal
Property Registries

Telephone: 250 356-8626
Hours: 8:30 – 4:30
(Monday to Friday)

Mailing Address:
PO Box 9431 Stn Prov Govt
Victoria BC V8W 9V3
Location:
2nd Floor – 940 Blanshard Street
Victoria BC

ANNUAL REPORT

CERTIFICATE OF INCORPORATION NUMBER
230487

RECEIVED
2004 AUG 10 P 12:31
OFFICE OF INTERNATIONAL CORPORATE FILINGS

BOSS GOLD CORP.

Please check this form for any errors or ommissions.

J OFFICERS CONTINUED

LAST NAME	FIRST NAME AND INITIALS (IF ANY)	RESIDENTIAL ADDRESS / CITY / PROVINCE	POSTAL CODE
DRINOVZ, SECRETARY	LEETA M.	407 2173 W 6TH AVE VANCOUVER BC	V6K1V5

CERTIFIED CORRECT – I have read this form and found it to be correct.
Signature of a current Director, Officer, or Company Solicitor
X Douglas B. Brooks

DATE SIGNED YYYY MM DD
2004 04 19

FIN 757/D Rev. 2004 / 2 / 20 (Prescribed)

BOSS GOLD CORP.
501 – 905 West Pender Street
Vancouver, British Columbia
V6C 1L6
Tel: (604) 669-5819 Fax: (604) 669-5886

NOTICE OF MEETING AND RECORD DATE

TO: All Applicable Commissions & Stock Exchanges

Dear Sirs:

Pursuant to the requirements of National Instrument 54-101, Boss Gold Corp. hereby advises the following with respect to the upcoming Meeting of Shareholders:

1	ISIN Number	:	CA 10011Q1081
2	Meeting Type	:	Annual and Special General
3	Meeting Location	:	Vancouver
4	Meeting Date	:	June 15, 2004
5	Record Date for Notice	:	May 10, 2004
6	Record Date for Voting	:	May 10, 2004
7	Beneficial Ownership Determination Date	:	May 10, 2004
8	Class of Securities Entitled to Receive Notice and Vote	:	Common
9	Business Type	:	Routine and Non-Routine

DATED AT VANCOUVER, BRITISH COLUMBIA, this 6th day of April, 2004.

Sincerely,

BOSS GOLD CORP.

PER: ***"Douglas Brooks"***

DOUGLAS B. BROOKS
President

RECEIVED

2004 AUG 10 P 12:31

FORM OF PROXY

THIS PROXY IS SOLICITED ON BEHALF OF MANAGEMENT OF **BOSS GOLD CORP.** (THE "COMPANY") FOR THE ANNUAL AND SPECIAL GENERAL MEETING OF THE SHAREHOLDERS TO BE HELD ON JUNE 15, 2004.

The undersigned, a registered Shareholder of the Company, hereby appoints Douglas B. Brooks, or failing him, Irvin B. Ridd, both Directors of the Company, or instead of either of them ________________________, as Proxy, with power of substitution to attend and vote for the undersigned at the Annual and Special General Meeting of the Shareholders of the Company to be held on June 15, 2004 and at any adjournment thereof. The undersigned hereby revokes any Instrument of Proxy heretofore given with reference to the Meeting or any adjournment thereof.

The Proxyholder is hereby directed to vote on any poll as follows:

1. FOR ( ) OR WITHHOLD FROM VOTING FOR ( ) the appointment of Amisano Hanson, Chartered Accountants, as auditor for the Company for the ensuing year at a remuneration to be fixed by the Directors.

2. FOR ( ) OR AGAINST ( ) the ratification, confirmation and approval of all acts, deeds and things done by and the proceedings of the Directors and Officers of the Company on its behalf since the last Annual and Special General Meeting.

3. The election of the following as Directors:

(a)	DOUGLAS B. BROOKS:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(b)	IRVIN B. RIDD:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(c)	R. KEVIN ADDIE:	FOR ( ) OR WITHHOLD FROM VOTING ( )
(d)	RON HUGHES:	FOR ( ) OR WITHHOLD FROM VOTING ( )

4. FOR ( ) OR AGAINST ( ) approving, subject to approval thereof by the TSX Venture Exchange, the proposed stock option plan for implementation by the Company.

5. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

   (i) the Company consolidate all of its common shares without par value from 100,000,000 common shares without par value, into 33,333,333 common shares without par value, every three (3) of such common shares before consolidation being consolidated into one (1) common share without par value; and

(ii) the authorized capital of the Company after the consolidation be increased to 100,000,000 common shares without par value; and

(iii) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly to give effect to the foregoing Special Resolutions.

6. FOR ( ) OR AGAINST ( ) passing Special Resolutions that:

(a) the name of the Company be changed from Boss Gold Corp. to International Boss Gold Corp. or such other name as the Board of Directors may approve; and

(b) such of the constating documents of the Company as may be required pursuant to the Business Corporations Act (British Columbia) be altered accordingly wherever the name of the Company appears therein.

7. FOR ( ) OR AGAINST ( ) approving the possible creation of a control block or change of control resulting from the issuance of additional common shares in connection with future financings by way of private placement, shares for debt issuances or other issuances relating to the Company's reorganization.

NOTES:

1. The securities represented by Proxy will be voted or withheld from voting in accordance with the instructions of the Shareholder on any ballot that may be called for, and if the Shareholder specifies a choice with respect to any matter to be acted upon, the securities shall be voted accordingly. The Form of Proxy confers authority upon the named proxyholder with respect to matters identified in the accompanying Notice of Meeting. IF A CHOICE WITH RESPECT TO SUCH MATTERS IS NOT SPECIFIED, IT IS INTENDED THAT THE PERSON DESIGNATED BY MANAGEMENT IN THE FORM OF PROXY WILL VOTE THE SECURITIES REPRESENTED BY THE PROXY IN FAVOUR OF EACH MATTER IDENTIFIED IN THE PROXY AND FOR THE NOMINEES OF MANAGEMENT FOR DIRECTORS AND AUDITORS. The Proxy confers discretionary authority upon the named proxyholder with respect to amendments to or variations in matters identified in the accompanying Notice of Meeting and other matters which may properly come before the Meeting.

2. EACH SHAREHOLDER HAS THE RIGHT TO APPOINT A PERSON (WHO NEED NOT BE A SHAREHOLDER) TO REPRESENT HIM AT THE ANNUAL AND SPECIAL GENERAL MEETING OF SHAREHOLDERS OTHER THAN THE MANAGEMENT NOMINEES.

   If you desire to designate as Proxy a person other than Douglas B. Brooks or Irvin B. Ridd, the management nominees, you should strike out their names and insert in the space provided the name of the person you desire to designate as Proxy or complete another Form of Proxy.

3. A Proxy to be valid, must be dated and signed by the Shareholder or his attorney authorized in writing or, where the Shareholder is a corporation, by a duly authorized officer or attorney of the corporation. If the Proxy is executed for an individual Shareholder, or by an officer or attorney of a corporate Shareholder not under its common seal, the instrument so empowering the officer or the attorney, as the case may be, or a notarial copy thereof must accompany the Proxy instrument.

4. A Proxy, to be effective, must be deposited at the Company's registered office at #501, 905 West Pender Street, Vancouver, British Columbia, V6C 1L6 not less than forty-eight (48) hours (excluding Saturdays, Sundays and holidays) before the time fixed for the Meeting.

____
Signature

____
Name (Please Print)

____
Address

____

____
Number of Shares

DATED this ______ day of ____________________, 2004.

ANNUAL RETURN CARD

SUPPLEMENTAL MAILING LIST
(National Instrument 54-10 1)

TO: **Boss Gold Corp.**
(the "Company")
#501, 905 West Pender Street
Vancouver, B.C., V6C 1L6
(ISIN: CA 10011Q1081)

In accordance with National Instrument 54-101, entitled "Communication with Beneficial Owners of Securities of a Reporting Issuer" ("NI 54-101"), and pursuant to the British Columbia Securities Act and Rules:

> Any registered shareholder may elect annually to have his or her name added to an issuer's supplemental mailing list in order to receive quarterly reports for the issuer's first, second and third fiscal quarters. All registered shareholders will automatically receive a quarterly report for an issuer's fourth fiscal quarter, while only non-registered shareholders entitled to receive an issuer's audited financial statements, pursuant to NI 54-101, will receive a quarterly report for an issuer's fourth fiscal quarter.

To use electronic methods for communication between issuers and their shareholders, we are requesting that you provide us with y our e-mail address in the s pace provided below.

I, the undersigned, certify that I am the owner of shares (other than debt instruments) of the Company and request that my name be placed on the Company's Supplemental Mailing List in respect of its quarterly financial statements.

Dated: ____________________ 2004

____
Signature

Please indicate your Preferred Method of Communication (check accordingly):

E-Mail: ☐ Mail: ☐

____
Name – *Please Print*

____
Address

____
City/Prov/State Postal Code

____
Fax Number

____
E-Mail Address

If an e-mail address is provided and "mail" is not marked as Preferred Method of Communication, you will be deemed to be consenting to the electronic delivery to you at such e-mail address of the quarterly reports, if delivery by electronic means is allowed by applicable regulatory rules and policies.

British Columbia Securities Commission

QUARTERLY AND YEAR END REPORT
BC FORM 51-901F (previously Form 61)

Freedom of Information and Protection of Privacy Act: The personal information requested on this form is collected under the authority of and used for the purpose of administering the *Securities Act*. Questions about the collection or use of this information can be directed to the Supervisor, Financial Reporting (604-899-6731), P.O. Box 10142, Pacific Centre, 701 West Georgia Street, Vancouver, BC V7Y 1L2. Toll Free in British Columbia 1-800-373-6393.

RECEIVED 2004 JUN 10 P 12:31 OFFICE OF INTERNATIONAL CORPORATE FINANCE

INCORPORATED AS PART OF:

X Schedule A

____ Schedule B

(place X in appropriate category)

ISSUER DETAILS

NAME OF ISSUER	FOR QUARTER ENDED	DATE OF REPORT YY/MM/DD
BOSS GOLD CORP.	**March 31, 2004**	**04/05/28**

ISSUER'S ADDRESS **905 West Pender Street, Suite 501**

CITY	PROVINCE	POSTAL CODE	ISSUER FAX NO.	ISSUER TELEPHONE NO.
Vancouver	**BC**	**V6C 1L6**	**604-669-5886**	**604-669-5819**

CONTACT PERSON	CONTACT'S POSITION	CONTACT TELEPHONE NO.
Douglas Brooks	**Director**	**604-669-5819**

CONTACT E-MAIL ADDRESS	WEB SITE ADDRESS
None	**None**

CERTIFICATE

The three schedules required to complete this Report are attached and the disclosure contained therein has been approved by the Board of Directors. A copy of this Report will be provided to any shareholder who requests it.

DIRECTOR'S SIGNATURE	PRINT FULL NAME	DATE SIGNED YY/MM/DD
"Douglas Brooks"	**DOUGLAS BROOKS**	**04/05/28**
"Irvin Ridd"	**IRVIN RIDD**	**04/05/28**

(Electronic signatures should be entered in "quotations")

BOSS GOLD CORP.

INTERIM CONSOLIDATED FINANCIAL STATEMENTS

for the three months ended March 31, 2004

(Unaudited – Prepared by Management)

BOSS GOLD CORP.
INTERIM CONSOLIDATED BALANCE SHEETS
March 31, 2004 and December 31, 2003
(Unaudited – Prepared by Management)

ASSETS	(Unaudited) 2004	(Audited) 2003
Current		
Cash	$ 372	$ 1,570
GST receivable	14,565	13,546
Prepaid expenses	4,250	4,250
	19,187	19,366
Capital assets – Note 3	902	959
	$ 20,089	$ 20,325
LIABILITIES		
Current		
Accounts payable – Note 4	$ 971,348	$ 929,771
SHAREHOLDERS' DEFICIENCY		
Share capital – Note 5	3,175,851	3,175,851
Contributed surplus	46,900	-
Deficit	(4,174,010)	(4,085,297)
	(951,259)	(909,446)
	$ 20,089	$ 20,325

APPROVED BY THE DIRECTORS:

"Douglas Brooks", Director *"Irvin Ridd"*, Director

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.

INTERIM CONSOLIDATED STATEMENTS OF LOSS AND DEFICIT
for the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
Administrative Expenses		
Accounting, audit and legal fees	$ 5,743	$ 900
Amortization	57	73
Interest	16,658	12,577
Management fees	7,500	7,500
Office, rent and miscellaneous	9,657	9,306
Transfer agent and filing fees	2,198	1,394
Non-cash compensation – Note 5	46,900	-
Net loss for the period	(88,713)	(31,750)
Deficit, beginning of period	(4,085,297)	(3,771,986)
Deficit, end of period	$ (4,174,010)	$ (3,803,736)
Basic and diluted loss per share	$ (0.00)	$ (0.00)
Weighted average number of shares outstanding	3,358,620	3,358,620

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
INTERIM CONSOLIDATED STATEMENTS OF CASH FLOWS
for the three months ended March 31, 2004 and 2003
(Unaudited – Prepared by Management)

	2004	2003
Operating Activities		
Net loss for the period	$ (88,713)	$ (31,750)
Add items not involving cash:		
Amortization	57	73
Non-cash compensation	46,900	-
	(41,756)	(31,677)
Changes in non-cash working capital item related to operations:		
GST receivable	(1,019)	(1,616)
Prepaid expenses	-	(1,686)
Accounts payable	41,577	34,191
Increase (decrease) in cash from operating activities	(1,198)	(788)
Cash, beginning of period	1,570	1,329
Cash, end of period	$ 372	$ 541
Supplemental disclosure of cash flow information:		
Cash paid for:		
Interest	$ -	$ -
Income taxes	$ -	$ -

SEE ACCOMPANYING NOTES

BOSS GOLD CORP.
NOTES TO THE INTERIM CONSOLIDATED FINANCIAL STATEMENTS
March 31, 2004
(Unaudited – Prepared by Management)

Note 1 Interim Reporting

While the information presented in the accompanying interim financial statements is unaudited, it includes all adjustments which are, in the opinion of management, necessary to present fairly the financial position, results of operations and changes in cash flows for the interim periods presented. Except as disclosed below, these interim financial statements follow the same accounting policies and methods of their application as the Company's December 31, 2003 financial statements. It is suggested that these interim financial statements be read in conjunction with the Company's annual December 31, 2003 financial statements.

Note 2 Summary of Significant Accounting Policies

The financial statements of the Company have been prepared in accordance with generally accepted accounting principles in Canada and are stated in Canadian dollars. Because a precise determination of many assets and liabilities is dependent upon future events, the preparation of financial statements for a period necessarily involves the use of estimates which have been made using careful judgement. Actual results may differ from these estimates.

The financial statements have, in management's opinion been properly prepared within reasonable limits of materiality and within the framework of the significant accounting policies summarized below:

(a) Principles of Consolidation

These consolidated financial statements include the accounts of the Company, its wholly-owned inactive subsidiary Cora Online Resources Ltd., and its wholly owned inactive subsidiary, Senor Goldbean Iced Coffee Ltd. All inter-company transactions and balances have been eliminated.

(b) Financial Instruments

The carrying value of the Company's financial instruments, consisting of cash, accounts receivable and accounts payable approximate their fair value due to the short-term maturity of such instruments. Unless otherwise noted, it is management's opinion that the Company is not exposed to significant interest, currency or credit risks arising from these financial instruments.

Note 2 Summary of Significant Accounting Policies – (cont'd)

(c) Capital Assets and Amortization

Capital assets are recorded at cost. The Company provides for amortization using the following annual rates and methods:

Computer equipment	30% declining balance, one-half rate in the year of acquisition
Office furniture	20% declining balance, one-half rate in the year of acquisition

(d) Basic and Diluted Loss Per Share

Basic loss per share is computed by dividing the loss for the year by the weighted average number of common shares outstanding during the year. Diluted earnings per share reflects the potential dilution that could occur if potentially dilutive securities were exercised or converted to common stock. The dilutive effect of options and warrants and their equivalent is computed by application of the treasury stock method and the effect of convertible securities by the "if converted" method. Fully diluted amounts are not presented when the effect of the computations are anti-dilutive due to the losses incurred. Accordingly, there is no difference in the amounts presented for basic and diluted loss per share.

(e) Income Taxes

The Company follows the asset and liability method of accounting for income taxes. Under this method, current income taxes are recognized for the estimated income taxes payable for the current year. Future income tax assets and liabilities are recognized for temporary differences between the tax and accounting basis of assets and liabilities as well as for the benefit of losses available to be carried forward to future years for tax purposes only if it is more likely than not that they can be realized.

(f) Stock-based Compensation

From time-to-time, the Company grants stock options in accordance with the policies of regulatory authorities. The Company applies the "settlement method" of accounting for stock-based compensation awards. No compensation expense is recognized for those options when issued to employees and directors. Any consideration paid by employees and directors upon exercise of stock options is credited to share capital.

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company has adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Note 3 Capital Assets

	2004			2003
	Cost	Accumulated Amortization	Net	Net
Computer equipment	$ 1,342	$ 1,063	$ 279	$ 398
Office furniture	1,388	765	623	781
	$ 2,730	$ 1,828	$ 902	$ 1,179

Note 4 Related Party Transactions

At March 31, 2004 accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Note 5 Share Capital

Authorized:

100,000,000 common shares without par value

	2004		2003	
Issued:	Number	$	Number	$
Balance, beginning and end of period	3,358,620	3,175,851	3,358,620	3,175,851

During the three months ended March 31, 2004 the Company granted 335,0000 share purchase options, exercisable up to two (2) years, entitling the holder to purchase one common share of the Company's capital stock, at a price of $0.18 per share. These share purchase options were granted in accordance with the TSX policies and regulations.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, the Company recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the three months ended March 31, 2004. No share purchase options were exercised during the three months ended March 31, 2004 by directors, officers or employees of the Company.

BOSS GOLD CORP.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the first quarter ended March 31, 2004 Boss Gold Corp. ("Boss Gold" or the "Company") prepared this Management Discussion and Analysis according to the provisions of recently effective the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). Requirements for management discussion and analysis and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002. This Management Discussion and Analysis provides information on the operations of Boss Gold for the three month period ended March 31, 2004 and subsequent to the quarter end up to May 31, 2004

Overview

Boss Gold is primarily engaged in the acquisition, exploration and development of resource properties. Operations are currently limited to North America.

Mineral Properties

Boss Gold is currently reviewing resource properties for acquisition.

Poker Flats Gold Prospect

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for a 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment and issuance of 150,000 free trading common shares of the Issuer. Subsequent to December 31, 2003, on April 1, 2004, the parties mutually cancelled the Agreement.

Application of Critical Accounting Policies

Mineral Properties

Mineral property costs include initial acquisition costs and related option payments, which are recorded when incurred or paid. Exploration and development costs are capitalized until properties are brought into production, whereupon at which time costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate of 30% for computer equipment and 20% for office equipment. One-half of the annual rate is used in the year of acquisition.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three month period ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$	$	$
Accounting and audit	5,743	900	18,705	16,838	11,657
Increase (decrease) *	538	-	11.09	44.45	-
Amortization	57	73	294	390	499
Increase (decrease) *	(21.92)	-	(24.62)	(21.84)	-
Consulting	-	-	-	1,050	4,417
Increase (decrease) *	-	-	N/A	(76.23)	-
Transfer agent and filing fees	2,198	1,394	10,958	10,623	5,473
Increase (decrease) *	57.68	-	3.15	94.09	-
Interest	16,658	12,577	55,973	41,448	33,175
Increase (decrease) *	32.45	-	35.04	24.94	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	0	-	0	0	-
Office, rent and general	9,657	9,306	44,094	48,174	26,885
Increase (decrease) *	3.77	-	(8.47)	(79.18)	
Non-cash compensation	46,900	-	-	-	-
Increase (decrease) *	N/A	-	-	-	

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the three months ended March 31, 2004 the Company incurred accounting and audit fees of $5,743 (2003: $900), transfer agent and filing fees of $2,198 (2003: $1,394), interest expense of $16,658 (2003: $12,577) and non-cash compensation expense of $46,900 (2003: $Nil).

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BOSS GOLD CORP.

Management Discussion and Analysis of Financial Condition and Results of Operations

For the first quarter ended March 31, 2004 Boss Gold Corp. ("Boss Gold" or the "Company") prepared this Management Discussion and Analysis according to the provisions of recently effective the requirements of new securities legislation National Instrument 51-102 ("NI-51-102"). This Management Discussion and Analysis provides information on the operations of Boss Gold for the three month period ended March 31, 2004 and subsequent to the quarter end up to May 31, 2004 and should be read in conjunction with the audited financial statements and accompanying notes for the years ended December 31, 2003 and 2002.

Overview

Boss Gold is primarily engaged in the acquisition, exploration and development of resource properties. Operations are currently limited to North America.

Mineral Properties

Boss Gold is currently reviewing resource properties for acquisition.

Poker Flats Gold Prospect

During the year ended December 31, 2003, the Company entered into a Mining Lease Agreement with Option to Purchase (the "Agreement") with Richard R. Redfern, dba RMIC Gold ("Redfern") of Springcreek, Nevada for a 100% interest in forty three (43) unpatented mining claims situated in Elko County, Nevada known as Poker Flats Claims. The terms of the Agreement included payment to Redfern of US$10,000 (paid) as an initial lease payment. Subsequent to December 31, 2003, on April 1, 2004, the parties mutually cancelled the Agreement.

Application of Critical Accounting Policies

Mineral Properties

Mineral property costs include initial acquisition costs and related option payments, which are recorded when paid. Exploration and development costs are capitalized until properties are brought into production, whereupon costs are amortized on a unit of production basis over economically recoverable reserves. Option payments are credited against mineral property costs when received. No gain or loss on disposition of a partial interest is recorded until all carrying costs of the interest have been offset by proceeds of sale or option payments received.

Equipment

Equipment is recorded at cost less accumulated depreciation. Depreciation is provided over the estimated useful life of the asset using the declining balance basis and an annual rate of 30% for computer equipment and 20% for office equipment. One-half of the annual rate is used in the year of acquisition.

Stock-based compensation

Effective for fiscal years beginning on or after January 1, 2002, public companies are required to adopt the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation. These new requirements require that all stock based payments to non-employees and direct awards of stock to employees be accounted for using a fair value based method of accounting. The Company adopted the revised requirements of CICA Handbook, Section 3870 on January 1, 2004 whereby the fair value of stock option awards to employees and directors will be recognized as an expense.

Selected Annual Financial Information

The following table presents unaudited selected financial information for the three months ended March 31, 2004 and 2003 and for the last three audited fiscal years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$	$	$
Revenue	-	-	-	-	-
Net loss	(88,713)	(31,750)	(313,311)	(170,935)	(121,961)
Basic and diluted loss per share	(0.26)	(0.00)	(0.09)	(0.05)	(0.01)
Total assets	20,089	11,213	20,325	8,772	23,464

Results of Operations

It is important to note that the Company's net loss for the quarter ended March 31, 2004 and years ended December 31, 2003, 2002 and 2001 include non-cash items, such as non-cash compensation expense and loss on write-down of resource property costs.

Net loss for the three months ended March 31, 2004 was $88,713 or $0.26 per share as compared to a loss of $31,750 or $0.01 per share for the three months ended March 31, 2003. Significant items that affected the financial results of the Company and the comparability of these financial results with previous periods in the quarter ended March 31, 2004 is $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the three months ended March 31, 2004. The Company wrote-down resource property costs of $12,952 (2002: $15,113) during the years ended December 31, 2003 and 2002 resulting in increase of basic and diluted loss per share to $0.05 in 2002 and $0.09 in 2003.

Boss Gold's operations have not significantly changed during the quarter ended March 31, 2004 compared to the quarter ended March 31, 2003.

Revenues

The Company does not have any source of revenue. The Company uses equity financing and advances from related parties to support its operations.

Expenses

The following table identifies the changes in general and administrative expense for the three month period ended March 31, 2004 and 2003 and for the years ended December 31, 2003, 2002 and 2001:

	Three months ended March 31, 2004	Three months ended March 31, 2003	Year ended December 31, 2003	Year ended December 31, 2002	Year ended December 31, 2001
	$	$	$	$	$
Accounting and audit	5,743	900	18,705	16,838	11,657
Increase (decrease) *	538	-	11.09	44.45	-
Amortization	57	73	294	390	499
Increase (decrease) *	(21.92)	-	(24.62)	(21.84)	-
Consulting	-	-	-	1,050	4,417
Increase (decrease) *	-	-	N/A	(76.23)	-
Transfer agent and filing fees	2,198	1,394	10,958	10,623	5,473
Increase (decrease) *	57.68	-	3.15	94.09	-
Interest	16,658	12,577	55,973	41,448	33,175
Increase (decrease) *	32.45	-	35.04	24.94	-
Management fees	7,500	7,500	30,000	30,000	30,000
Increase (decrease) *	0	-	0	0	-
Office, rent and general	9,657	9,306	44,094	48,174	26,885
Increase (decrease) *	3.77	-	(8.47)	(79.18)	
Non-cash compensation	46,900	-	-	-	-
Increase (decrease) *	N/A	-	-	-	

* Increase (decrease) expressed in % compared to the prior year or comparative period of the prior year (if less than one year).

During the three months ended March 31, 2004 the Company incurred accounting and audit fees of $5,743 (2003: $900), transfer agent and filing fees of $2,198 (2003: $1,394), interest expense of $16,658 (2003: $12,577) and non-cash compensation expense of $46,900 (2003: $Nil). Non cash compensation expense arose from the recognition of stock option grants to employees and directors as an expense. The employees and directors have not exercised these stock options.

Summary of Quarterly Results

The following table presents unaudited selected financial information for each of the last eight quarters ended December 31, 2003 and the quarter ended March 31, 2004:

	Three months ended March 31, 2004	Year ended December 31, 2003				Year ended December 31, 2002			
		Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
	$	$	$	$	$	$	$	$	$
Revenue	-	-	-	-	-	-	-	-	-
Net loss	(88,713)	(31,750)	(40,173)	(39,192)	(202,196)	(30,089)	(53,126)	(47,159)	(22,448)
Basic/diluted loss per share	(0.26)	(0.00)	(0.03)	(0.01)	(0.06)	(0.01)	(0.04)	(0.00)	(0.01)

Liquidity and Capital Resources

At March 31, 2004, the Company had a working capital deficiency of $952,161 (2003: $629,064).

Management anticipates the raising of additional funding through sale of its securities to enable the Company to fund ongoing operations. The accompanying financial statements have been prepared on the basis of Canadian generally accepted accounting principles applicable to a going concern. The appropriateness of using the going concern basis is dependent upon, among other things, future profitable operations, and the ability to raise additional capital. Specifically, the recovery of the Company's investment in resource properties and related deferred costs is dependent upon the discovery of economically recoverable resources, the ability of the Company to obtain necessary financing to develop the properties and establish future profitable production from the properties or from the proceeds of their disposition. If the Company were unable to continue as a going concern it is likely that assets would be realized at amounts significantly lower than the carrying value and the Issuer may not be able to satisfy all its obligations.

At the end of the first quarter, the Company held cash on hand of $372 (December 31, 2003: $1,570) and liabilities totalled $971,348 (December 31, 2003: $929,771).

Related Party Transactions

At March 31, 2004 accounts payable included $246 (2003: $2,000) owed to a director of the Company. The amounts due are unsecured, non-interest bearing and have no specific terms of repayment.

Risks and Uncertainties

Boss Gold plans to continue to raise additional capital through the exercise of stock options and warrants, and issuing new share capital through equity financing. The Company's ability to raise additional capital will depend upon the progress of new acquisitions, subsequent development of resource properties and the strength of the resource equity markets, which are uncertain. There can be no assurance that additional capital will be available. The Company is in the process of developing plans to raise capital.

Forward-Looking Statements

Except for historical information, "This Management's Discussion and Analysis of Financial Condition and Operations" contains forward-looking statements which may not be based on historical fact. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that may cause actual results, events or developments to be materially different from any future results, events or developments expressed or implied by such forward-looking statements. Readers are cautioned not to place undue reliance on such forward-looking statements.

BOSS GOLD CORP.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, President and Chief Executive Officer for **Boss Gold Corp**., certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

"Douglas Brooks"
Douglas Brooks
President & CEO

BOSS GOLD CORP.

FORM 52-109FT2
CERTIFICATION OF INTERIM FILINGS DURING TRANSITION PERIOD

I, Douglas Brooks, Chief Financial Officer for **Boss Gold Corp.**, certify that:

1. I have reviewed the interim filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings)* of **Boss Gold Corp.** (the issuer) for the interim period ending **March 31, 2004;**

2. Based on my knowledge, the interim filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the interim filings; and

3. Based on my knowledge, the interim financial statements together with the other financial information included in the interim filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the interim filings.

Date: May 31, 2004

"Douglas Brooks"
Douglas Brooks
Chief Financial Officer

BOSS GOLD CORP.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

April 5, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

CANCELLATION OF AGREEMENT REGARDING POKER FLATS

Further to its news release dated December 23, 2003, Boss Gold Corp. (the "Company") announces that the Mining Lease Agreement with Option to Purchase with Richard R. Redfern dba RMIC Gold ("Redfern") of Springcreek, Nevada, for 100% of forty-three (43) unpatented mining claims in Elko County, Nevada known as Poker Flats Claims, has been cancelled by mutual consent of Redfern and the Company.

BOSS GOLD CORP.

"Douglas B. Brooks"
Douglas B. Brooks, President

BOSS GOLD CORP.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

April 23, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

CANCELLATION OF PRIVATE PLACEMENT

Further to its news release dated December 23, 2003, Boss Gold Corp. announces that it will not be proceeding with the proposed $700,000 private placement of 7,000,000 units at a price of $0.10 per unit announced December 23, 2003.

BOSS GOLD CORP.

"Douglas Brooks"
Douglas B. Brooks, President

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BOSS GOLD CORP.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

June 10, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Boss Gold Corp. announces today the results from its operations for the three-month period ended March 31, 2004. Boss Gold Corp. incurred a net loss of $88,713 ($0.26 per share) for the period ended March 31, 2004, as compared to a loss of $31,750 ($0.00 per share) for the period ended March 31, 2003. The increase in the net loss during the three months ended March 31, 2004 was due to the increase in professional fees and non-cash compensation incurred by the company.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, Boss Gold Corp. recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the three months ended March 31, 2004. No share purchase options were exercised during the three months ended March 31, 2004 by directors, officers or employees of the Company.

BOSS GOLD CORP.

"Douglas B. Brooks"
Douglas B. Brooks, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

// BOSS GOLD CORP.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

June 16, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

NEWS RELEASE

Boss Gold Corp. ("Boss Gold") is pleased to announce that at its recent Annual and Special General Meeting Douglas Brooks, Irvin Ridd, Kevin Addie and Ron Hughes were re-elected as Directors of the Company. Mr. Brooks is the President of the Company.

Boss Gold also wishes to announce that at the Annual and Special General Meeting, members approved a 2 for 1 and a 3 for 1 consolidation of its share capital and a name change to "Boss Gold International Corp." or such other name as the Directors approve.

The share consolidation and change of name are subject to acceptance for filing by the TSX Venture Exchange.

BOSS GOLD CORP.

"Irvin Ridd"
Irvin Ridd, Director

The TSX Venture Exchange has not reviewed and does not accept responsibility for the adequacy or accuracy of the content of this News Release.

BOSS GOLD CORP.

501 - 905 West Pender Street
Vancouver, BC V6C 1L6
Telephone: (604) 669-5819
Fax: (604) 669-5886

July 13, 2004

Trading Symbol: BOZ.H
12g3-2(b): 82-4571
Standard & Poor's Listed

$198,000 PRIVATE PLACEMENT ANNOUNCED

Boss Gold Corp. ("Boss Gold") is pleased to announce that it has agreed to a private placement of its securities to raise a total of $198,000. The private placement will consist of the issuance of 3,300,000 shares at $0.06 per share. The proceeds of the private placement will be used to pay off debt, for general working capital and for property acquisition purposes. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

BOSS GOLD CORP.

"Douglas B. Brooks"
Douglas B. Brooks, Director

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 05, 2004

Item 3. **Press Release**

Press Release dated April 05, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the cancellation of an agreement.

Item 5. **Full Description of Material Change**

The Issuer announces that the Mining Lease Agreement with Option to Purchase with Richard R. Redfern dba RMIC Gold ("Redfern") of Springcreek, Nevada, for 100% of forty-three (43) unpatented mining claims in Elko County, Nevada known as Poker Flats Claims, has been cancelled by mutual consent of Redfern and the Issuer.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 6th day of April, 2004.

"Douglas B. Brooks"
Douglas Brooks, President

BC FORM 53-901F

SECURITIES ACT

MATERIAL CHANGE REPORT UNDER SECTION 85(1) OF THE B.C. *SECURITIES ACT* AND 118(1) OF THE ALBERTA *SECURITIES ACT*

Item 1. **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

April 23, 2004

Item 3. **Press Release**

Press Release dated April 23, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

Further to its news release dated December 23, 2003, Boss Gold Corp. announces that it will not be proceeding with the proposed $700,000 private placement of 7,000,000 units at a price of $0.10 per unit announced December 23, 2003.

Item 5. **Full Description of Material Change**

Further to its news release dated December 23, 2003, Boss Gold Corp. announces that it will not be proceeding with the proposed $700,000 private placement of 7,000,000 units at a price of $0.10 per unit announced December 23, 2003.

Item 6. **Reliance on Section 85(2) of the B.C. Act and 118(2) of the Alberta Act**

The Issuer is not relying on Section 85(2) of the B.C. Act or 118(2) of the Alberta Act.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 3rd day of May, 2004.

Douglas Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. Reporting Issuer

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. Date of Material Change

June 9, 2004

Item 3. Press Release

Press Release dated June 9, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. Summary of Material Change

The Issuer announces financial results for the three-month period ended March 31, 2004.

Item 5. Full Description of Material Change

The Issuer announces today the results from its operations for the three-month period ended March 31, 2004. The Issuer incurred a net loss of $88,713 ($0.26 per share) for the period ended March 31, 2004, as compared to a loss of $31,750 ($0.00 per share) for the period ended March 31, 2003. The increase in the net loss during the three months ended March 31, 2004 was due to the increase in professional fees and non-cash compensation incurred by the Issuer.

Following the new recommendations of the Canadian Institute of Chartered Accountants regarding accounting for Canadian Stock-based Compensation, the Issuer recorded $46,900 non-cash compensation expense representing a fair value of 335,000 stock options granted during the three months ended March 31, 2004. No share purchase options were exercised during the three months ended March 31, 2004 by directors, officers or employees of the Issuer.

Item 6. Reliance on Subsection 7.1(2) of National Instrument 51-102

The Issuer is not relying on Section 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 17th day of June, 2004.

"Leeta Drinovz"
Leeta Drinovz, Secretary

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

June 16, 2004

Item 3. **Press Release**

Press Release dated June 16, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announces the re-election of Directors in its recent Annual and Special General Meeting and approved by shareholders of a 2 for 1 and a 3 for 1 share consolidation and a name change to "Boss Gold International Corp.".

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that at its recent Annual and Special General Meeting Douglas Brooks, Irvin Ridd, Kevin Addie and Ron Hughes were re-elected as Directors of the Issuer. Mr. Brooks is the President of the Issuer.

Boss Gold also wishes to announce that at the Annual and Special General Meeting, shareholders approved a 2 for 1 and a 3 for 1 consolidation of its share capital and a name change to "Boss Gold International Corp." or such other name as the Directors approve.

The share consolidation and change of name are subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 29th day of June, 2004.

"Douglas B. Brooks"
Douglas B. Brooks, President

FORM 51-102F3

MATERIAL CHANGE REPORT
UNDER SUBSECTION 7.1(1) OF NATIONAL INSTRUMENT 51-102

Item 1. **Reporting Issuer**

Boss Gold Corp.
501 - 905 West Pender Street
Vancouver, BC V6C 1L6

Item 2. **Date of Material Change**

July 13, 2004

Item 3. **Press Release**

Press Release dated July 13, 2004 and disseminated to the Vancouver Stockwatch Magazine, B.C. Securities Commission, Alberta Securities Commission and Market News Publishing.

Place of Issuance: Vancouver, British Columbia.

Item 4. **Summary of Material Change**

The Issuer announce that it has agreed to a private placement to raise a total of $198,000.

Item 5. **Full Description of Material Change**

The Issuer is pleased to announce that it has agreed to a private placement of its securities to raise a total of $198,000. The private placement will consist of the issuance of 3,300,000 shares at $0.06 per share. The proceeds of the private placement will be used to pay off debt, for general working capital and for property acquisition purposes. The private placement is subject to acceptance for filing by the TSX Venture Exchange.

Item 6. **Reliance on Subsection 7.1(2) of National Instrument 51-102**

The Issuer is not relying on Subsection 7.1(2) or (3) of the National Instrument 51-102.

Item 7. **Omitted Information**

There is no omitted information.

Item 8. **Senior Officers**

Douglas B. Brooks, President - (604) 669-5819.

Item 9. **Statement of Senior Officer**

The foregoing accurately discloses the material change referred to herein.

DATED at the City of Vancouver, in the Province of British Columbia, this 27th day of July, 2004.

"Douglas B. Brooks"
Douglas B. Brooks, President